Xinyuan Real Estate Co., Ltd. Announces THIRD Quarter 2012 FINANCIAL RESULTS

--Meets 3Q12 Revenue and Net Income Estimates—

--Exceeds 3Q12 Contract Sales Estimate—

BEIJING, China, November 9, 2012 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with primary focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the third quarter of 2012.

Highlights for the Third Quarter 2012

•	Total third quarter revenues were US$226.1 million, a 6.0% increase from US$213.3 million reported in the third quarter of 2011, a 10.7% decrease from US$253.1 million recorded in the second quarter of 2012, and within the range of its third quarter guidance forecast.

•	Contract sales totaled US$229.8 million, a 10.6% decrease from US$257.1 million recorded in the third quarter of 2011, a 10.9% decrease from US$258.0 million recorded in the second quarter of 2012 but above the range of its third quarter guidance forecast.

•	Total gross floor area (“GFA”) sales were 170,700 square meters, a 9.5% decrease from 188,700 square meters sold in the third quarter of 2011 and a 12.2% decrease from 194,500 square meters sold in the second quarter of 2012.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 6.6% compared to 6.7% in the third quarter of 2011 and 6.2% in the second quarter of 2012.

•	Net income totaled US$31.9 million, a 2.2% increase from US$31.2 million reported in the third quarter of 2011, a 54.0% decrease from US$69.4 million in the second quarter of 2012, and within the range of its third quarter guidance forecast.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.44, compared to diluted net earnings per ADS of US$0.42, in the third quarter of 2011 and US$0.94 per ADS, in the second quarter of 2012.

•	Cash and cash equivalents, including restricted cash, increased by US$3.9 million to US$608.6 million as of September 30, 2012 from US$604.7 million as of June 30, 2012. Short and long term debt increased by US$21.8 million to US$250.7 million compared to US$228.9 million as of June 30, 2012.

•	In the third quarter of 2012 the Company purchased 1,151,741 ADS’s on the open market at a total cost of approximately US$3.2 million under its US$20.0 million share repurchase program announced in the second quarter of 2012. On October 31, 2012 the Company paid a quarterly dividend of US$0.04 per ADS to shareholders of record on October 25, 2012.

•	On August 9, 2012, the Company acquired a parcel of land in Suzhou for a purchase price of US$42.6 million. Based on the proposed development plan, the estimated gross floor area is approximately 128,000 square meters. On September 29, 2012, the Company acquired a parcel of land in Beijing for a total consideration of US$162.4 million. The total site area of 57,862 square meters and the estimated gross floor area is approximately 130,000 square meters. These two acquisitions bring the number of projects under planning in China to five, all scheduled to commence presales in 2013.

•	In the third quarter of 2012, the Company acquired two projects in the United States. The Company paid US$10.0 million to acquire 15 finished luxury condominium units in Irvine, California and acquired a 92,000 square foot parcel of land in the Williamsburg neighborhood of Brooklyn, New York for US$54.2 million, on which 216 condominium units are planned to be built with net sellable floor area of approximately 400,000 square feet.

Mr. Yong Zhang, Xinyuan's Chairman and Chief Executive Officer said, “We are very satisfied that our third quarter profit exceeded our guidance forecast despite the continuation of purchase and mortgage restriction policies by the Chinese government. Overall consumer demand for our projects remained stable and average selling prices increased on a sequential basis at the majority of our projects. In the third quarter, we acquired two parcels of land in China in the cities of Suzhou and Beijing. As land prices in China remain at reasonable levels, we plan to acquire more land parcels by auction and direct negotiation to strengthen our project pipeline for enhanced growth over the next several years. We remain highly confident in our strategy to offer affordable developments projects in China.”

“At the same time, we are confident that our newly acquired development project in the United States will serve as a new revenue growth channel for Xinyuan, particularly with the American real estate market in recovery mode. We will continue to return shareholder value through our quarterly dividend payments and share repurchase program.”

Financial Results for the Third Quarter 2012

Contract Sales

Contract sales totaled US$229.8 million in the third quarter compared to US$257.1 million in the third quarter of 2011 and US$258.0 million in the second quarter of 2012. The Company’s GFA sales were 170,700 square meters in the third quarter of 2012 versus 188,700 square meters in the third quarter of 2011 and 194,500 square meters in the second quarter of 2012. The average selling price per square meter sold was RMB8,505 (US$1,346) in the third quarter of 2012 versus RMB8,857 (US$1,362) in the third quarter of 2011 and RMB8,367 (US$1,326) in the second quarter of 2012.

Breakdown of GFA Sales and ASP’s by Project

	Q3 2011		Q2 2012		Q3 2012		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	7.6	5,674	3.4	5,739	4.0	5,693	8.4
Chengdu Splendid II	21.0	6,916	20.8	6,905	8.9	7,078	1.8
Zhengzhou Modern City	17.4	8,808	12.2	8,399	3.0	14,671	7.4
Zhengzhou Royal Palace	12.1	14,388	18.6	10,058	19.6	10,303	66.0
Zhengzhou Century East B	25.7	8,705	21.1	8,503	30.8	8,355	54.6
Kunshan Intl City Garden	14.0	9,786	17.8	7,942	41.7	7,851	61.3
Suzhou Intl City Garden	20.6	10,969	27.5	10,716	10.1	10,843	3.1
Xuzhou Colorful Garden	7.6	8,785	0.3	6,554	-	-	-
Jinan Xinyuan Splendid	22.9	9,482	33.8	7,783	43.6	7,956	385.5
Zhengzhou Yipinxiangshan II	38.8	6,928	36.2	7,192	8.7	8,637	13.8
Others	1.0	-	2.8	-	0.3	-	3.2
Total	188.7	8,857	194.5	8,367	170.7	8,505	605.1

Revenue under the Percentage of Completion Method

In the third quarter of 2012, the Company’s total revenue using the percentage of completion method was US$226.1million compared to US$213.3 million in the third quarter of 2011 and US$253.1 million in the second quarter of 2012. Construction delays occurred at the Company’s Jinan Xinyuan Splendid project due to technical piling issues from an unexpected geological situation resulting in a lower than expected percentage of completion for revenue recognition purposes.

Gross Profit

Gross profit for the third quarter of 2012 was US$65.5 million, or 29.0% of revenue, compared to gross profit of US$63.8 million, or 29.9% of revenue, in the third quarter of 2011 and a gross profit of US$77.5 million, or 30.6% of revenue, in the second quarter of 2012.

The Company revised total project cost and sales projections for certain projects resulting in the recognition of a US$0.3 million reduction of cumulative gross profit in the third quarter of 2012 under the percentage of completion method. This negative change of estimates was largely due to the Company’s decision to endure contractual penalties at its Xuzhou Colorful Garden project by delaying delivery in order to rectify roof leakage issues before delivering apartments to Xinyuan’s customers.

Selling, General and Administrative Expenses

SG&A expenses were US$14.9 million for the third quarter of 2012 compared to US$14.2 million for the third quarter of 2011 and US$15.8 million for the second quarter of 2012. As a percentage of total revenue, SG&A expenses were 6.6% compared to 6.7% in the third quarter of 2011 and 6.2% in the second quarter of 2012.

Net Income

Net income for the third quarter of 2012 was US$31.9 million compared to US$31.2 million for the same period in 2011, and US$69.4 million in the second quarter of 2012. Net margin was 14.1%, compared to 14.6% in the third quarter of 2011 and 27.4% in the second quarter of 2012. Diluted earnings per ADS were US$0.44, compared to US$0.42 per ADS in the same period in 2011, and US$0.94 per ADS in the second quarter of 2012.

Balance Sheet

As of September 30, 2012, the Company reported US$608.6 million in cash and cash equivalents (including restricted cash) compared to US$604.7 million as of June 30, 2012. Total debt outstanding was US$250.7 million, an increase of US$21.8 million compared to US$228.9 million at the end of the second quarter of 2012. The value of the Company’s real estate property under development at the end of the third quarter was US$631.9 million compared to US$635.3 million at the end of the second quarter of 2012. In the third quarter, the Company made payments of US$160 million related to Xuzhou, Suzhou, and Beijing land acquisitions with an additional US$63 million payable on these purchases in the fourth quarter of 2012. Also in the third quarter, the Company made payments of US$36 million on its Irvine, California and Brooklyn, New York project acquisitions while incurring short term debt of US$29 million on the Brooklyn project.

Project Status

Below is a summary table of projects that were active in the third quarter of 2012.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ million)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	%
					Sold
Chengdu Splendid I	231.0	222.6	196.1	185.2	94.4%	94.9%
Chengdu Splendid II	216.9	215.1	231.7	229.9	99.2%	93.1%
Zhengzhou Modern City	226.4	219.0	308.6	288.2	93.4%	84.2%
Zhengzhou Royal Palace	132.2	66.2	219.8	129.2	58.8%	73.3%
Zhengzhou Century East B	166.5	111.9	235.4	150.6	64.0%	76.9%
Kunshan Intl City Garden	498.3	437.0	586.9	503.9	85.9%	96.4%
Suzhou Intl City Garden	204.9	201.8	326.2	320.5	98.2%	98.1%
Xuzhou Colorful Garden	101.8	101.8	119.2	119.2	100.0%	93.1%
Jinan Xinyuan Splendid	565.4	179.9	761.9	237.3	31.1%	65.7%
Zhengzhou Yipinxiangshan II	198.5	184.7	228.1	212.7	93.3%	81.3%
Others remaining GFA	3.2
Total active projects	2,545.1	1,940.0	3,213.9	2,376.7	73.9%	83.4%

As of September 30, 2012, unsold GFA in active projects fell to 605,100 square meters with all but four projects more than 90% sold. The Company’s total sellable GFA for both active projects and projects under planning was approximately 1,253,100 square meters. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	Pre sales Scheduled
Zhengzhou Century East A	77.3	Q1 2013
Newly Acquired Zhengzhou Land	208.3	Q3 2013
Newly Acquired Xuzhou Land	117.6	Q3 2013
Newly Acquired Suzhou Land	125.2	Q3 2013
Newly Acquired Beijing Land	119.6	Q3 2013
Total projects under planning	648.0
Total active projects	605.1
Total all Xinyuan projects	1,253.1

Fourth Quarter and Full Year 2012 Outlook

With several projects nearly sold out, the Company’s sellable inventory is expected to decrease until new projects are brought on line in 2013. The Company expects contract sales in the fourth quarter of 2012 to be in the range of US$150-160 million. For the fourth quarter, revenue under the percentage of completion method is expected to range between US$140 and US$150 million and net income is expected to be in the range of US$17 to US$20 million.

For the full year 2012, contract sales are expected to be in the range of US$790 to US$800 million. Revenue under the percentage of completion method is expected to also range between US$790 and US$800 million and net income is expected to be in the range of US$140 to US$143 million.

Conference Call Information

Xinyuan’s management will host an earnings conference call on November 9th, 2012 at 8:00 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-325-2393. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-858-384-5517, access code: 4244340.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China's Tier I and II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 64.7 million people in eight strategically selected cities, comprising Beijing, Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan's U.S. development arm, XIN Development Group International, Inc. ("XIN") is a pioneer amongst Chinese real estate residential developers, entering the US market with three projects in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F/A for the year ended December 31, 2011. All information provided in this press release is as of November 9, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)

Revenue	226,062	253,059	213,272

Cost of revenue	(160,576)	(175,569)	(149,464)
Gross profit	65,486	77,490	63,808

Selling and distribution expenses	(5,220)	(4,825)	(6,773)
General and administrative expenses	(9,667)	(10,974)	(7,453)

Operating income	50,599	61,691	49,582

Interest income	2,827	1,923	1,230

Income from operations before income taxes	53,426	63,614	50,812

Income taxes	(21,498)	5,752	(19,591)

Net income	31,928	69,366	31,221

Less: net income attributable to non-controlling interest	-	410	(59)

Net income attributable to shareholders	31,928	68,956	31,280

Earnings per share:
Basic	0.44	0.95	0.42
Diluted	0.44	0.94	0.42
Shares used in computation:
Basic	71,839	72,955	75,507
Diluted	72,076	73,480	75,507

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All US$ amounts and number of shares data in thousands, except per share data)
	Nine months ended

	September 30,	September 30,
	2012	2011
	(unaudited)	(unaudited)
Revenue	651,705	487,738

Cost of revenue	(459,502)	(344,370)
Gross profit	192,203	143,368

Selling expenses	(13,517)	(12,564)
General and administrative expenses	(29,134)	(19,225)

Operating income	149,552	111,579

Interest income	6,078	2,712

Exchange gains	-	56

Income from operations before income taxes	155,630	114,347

Income taxes	(31,091)	(39,651)

Net income	124,539	74,696

Less: net income attributable to non-controlling interest	1,110	593

Net income attributable to shareholders	123,429	74,103

Earnings per share:
Basic	1.70	0.98
Diluted	1.70	0.98
Shares used in computation:
Basic	72,521	76,220
Diluted	72,750	76,220

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	443,091	421,378	319,218
Restricted cash	165,537	183,286	168,384
Accounts receivable	2,876	6,598	20,806
Other receivables	8,831	14,759	13,352
Other deposits and prepayments	216,296	75,838	60,006
Advances to suppliers	14,056	18,427	13,579
Real estate property development completed	1,939	2,328	6,775
Real estate property under development	631,945	635,255	761,871
Other current assets	18,566	8,855	659
Total current assets	1,503,137	1,366,724	1,364,650

Real estate properties held for lease, net	21,715	23,538	18,527
Property and equipment, net	2,580	2,691	2,981
Other long-term investment	239	240	242
Deferred tax asset	1,529	1,519	1,307
Other assets	2,280	2,471	2,907

TOTAL ASSETS	1,531,480	1,397,183	1,390,614

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	254,369	209,634	235,911
Short-term bank loans	56,763	66,819	42,950
Customer deposits	131,002	106,426	69,524
Income tax payable	35,977	30,524	69,909
Deferred tax liabilities	43,142	32,712	22,175
Other payables and accrued liabilities	53,437	52,755	50,970
Payroll and welfare payable	10,746	8,247	7,018
Current portion of long-term bank loans and other debt	168,941	162,115	129,403

Total current liabilities	754,377	669,232	627,860

Non- current liabilities
Long-term bank loans	25,000	-	73,482
Unrecognized tax benefits	8,765	8,787	13,824
Other long-term debt	-	-	39,709
TOTAL LIABILITIES	788,142	678,019	754,875

Shareholders’ equity
Common shares	15	15	15
Treasury shares	(13,667)	(10,496)	(7,959)
Additional paid-in capital	511,331	510,894	509,713
Statutory reserves	33,579	33,579	33,579
Retained earnings	212,080	185,172	99,280
TOTAL SHAREHOLDERS’ EQUITY	743,338	719,164	634,628

Non-controlling interest	-	-	1,111

TOTAL EQUITY	743,338	719,164	635,739

TOTAL LIABILITIES AND EQUITY	1,531,480	1,397,183	1,390,614